Exhibit 99.1

i-80 Gold Releases High-Grade Results from Underground Drilling at Granite Creek

Including 31.1 g/t Au over 21.9 m, 28.7 g/t over 16.5 m, 37.7 g/t Au over 7.6 m & 11.9 g/t Au over 21.6 m

RENO, Nev., Dec. 14, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce high-grade results from the ongoing 2023 underground drill program that is targeting mineralization in the upper part of the South Pacific Zone at the Company's Granite Creek Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada.

The 2023 surface and underground drilling campaign is focused on the delineation and expansion of mineralization within the South Pacific Zone ("SPZ"), and the conversion of some of the deposit to Measured and Indicated resource classification. The SPZ is located immediately north of the Ogee Zone and the current mine workings, and is expected to become the primary zone for mining once developed in 2024.  Mining of initial stopes is being planned for H1-2024 once mine workings are extended to provide access.

The underground drill program is focused on the upper part of the deposit, where initial mining is planned, while surface drilling is currently targeting the northern extension where drilling is also defining high-grade mineralization with recent results that include intervals of up to 15.5 g/t Au over 19.7 m in iGS23-05 (See Figure 1). Prior to hole GCPU23-19, underground drilling was completed in the current areas being mined in the Ogee Zone and subsequent drilling is focused on the SPZ. The initial results include some of the best results received to-date in the South Pacific Zone.

Highlight results from new underground drilling in the South Pacific Zone at Granite Creek include:

  GCPU23-19: 16.9 g/t Au over 5.7 m
  GCPU23-20: 37.7 g/t Au over 7.6 m
  GCPU23-21: 19.2 g/t Au over 4.3 m
  GCPU23-22: 31.1 g/t Au over 21.9 m
  GCPU23-25: 27.3 g/t Au over 4.0 m
  GCPU23-26: 19.5 g/t Au over 4.1 m
  GCPU23-30: 28.7 g/t Au over 16.5 m and 11.9 g/t Au over 21.6 m
  GCPU23-31: 20.6 g/t Au over 6.1 m
  GCPU23-32: 15.4 g/t Au over 7.9 m and 31.0 g/t Au over 2.4 m

"Both surface and underground drilling in the South Pacific Zone confirm impressive high-grade gold mineralization, including over substantial widths.", stated Tyler Hill, Senior Geologist of i-80. "It is expected to become the primary source of mineralization at Granite Creek beginning in mid-2024 and is comprised primarily of refractory mineralization that will be processed initially at Nevada Gold Mines' Twin Creeks complex pursuant to our processing agreement. The South Pacific Zone remains open along strike to the north and at depth, providing considerable upside."

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada (See Figure 2). High-grade mineralization occurs in a near-identical geological setting as the multi-million-ounce Turquoise Ridge Mine located immediately to the north; proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike.

Table 1 – Summary Assay Results from South Pacific Zone Underground Drilling

Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
GCPU23-19	SPZ	Core	59.9	65.6	5.7	16.9
GCPU23-20	SPZ	Core	59.1	66.8	7.6	37.7
GCPU23-21	SPZ	Core	66.4	70.7	4.3	19.2
GCPU23-22	SPZ	Core	155.8	177.7	21.9	31.1
GCPU23-23	SPZ	Core	114.8	116.0	1.2	5.3
GCPU23-24	SPZ	Core	75.0	76.7	1.7	13.6
GCPU23-25	SPZ	Core	75.9	79.9	4.0	27.3
And	SPZ	Core	84.4	86.0	1.5	19.6
GCPU23-26	SPZ	Core	68.7	72.8	4.1	19.5
GCPU23-27	SPZ	Core	90.8	92.4	1.5	5.8
GCPU23-28	SPZ	Core	NSI
GCPU23-29	SPZ	Core	NSI
GCPU23-30	SPZ	Core	89.6	106.1	16.5	28.7
And	SPZ	Core	183.5	205.1	21.6	11.9
And	SPZ	Core	211.5	221.9	10.4	13.9
GCPU23-31	SPZ	Core	246.6	252.7	6.1	20.6
GCPU23-32	SPZ	Core	219.2	227.1	7.9	15.4
And	SPZ	Core	255.4	256.6	2.4	31.0
True widths estimated 30-80% with an average of 50%, NSI abbreviation for no significant intercept.

Table 1a Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	GCPU23-19	478223	4554279	1328	029	-48
	GCPU23-20	478223	4554279	1328	024	-58
	GCPU23-21	478223	4554279	1328	036	-52
	GCPU23-22	478224	4554277	1328	067	-55
	GCPU23-23	478223	4554276	1328	060	-57
	GCPU23-24	478223	4554278	1328	041	-46
	GCPU23-25	478223	4554278	1328	042	-51
	GCPU23-26	478223	4554277	1328	044	-56
	GCPU23-27	478223	4554277	1328	049	-49
	GCPU23-28	478223	4554277	1328	053	-54
	GCPU23-29	478223	4554277	1328	046	-52
	GCPU23-30	478223	4554277	1328	053	-52
	GCPU23-31	478223	4554276	1328	086	-60
	GCPU23-32	478223	4554276	1328	081	-58
	GCPU23-33	478223	4554278	1328	046	-40

Figure 1 – Long Section View of the Granite Creek Deposit (CNW Group/i-80 Gold Corp)

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President; 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 14-DEC-23